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Type:  425
Sequence:  1
Description:  Rule 425 Communications



                    Filed by AOL Time Warner Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933 Commission File Number 333-30184
                    Subject Company:  AOL Time Warner Inc.



     The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed Time Warner Inc./America Online, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting America Online's and Time Warner's businesses generally. More detailed information about those factors is set forth in filings by AOL Time Warner Inc., America Online and Time Warner with the Securities and Exchange Commission, including the most recent quarterly report on Form 10-Q and current reports on Form 8-K. None of AOL Time Warner, America Online or Time Warner is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
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Set forth below are selected "talking points" that may be used from time to time by representatives of America Online, Inc. and Time Warner Inc.
      in discussing the proposed merger of America Online and Time Warner and the combined company, AOL Time Warner Inc.


Q.   What will the combined company be called?

A.   AOL Time Warner Inc.

Q.   Where will the company be headquartered?

A. AOL Time Warner's corporate headquarters and principal executive offices will be in New York City, with additional executive offices in Dulles, Virginia.

Q.   Where will the new company's stock be listed for trading?

A. The common stock will be listed for trading on The New York Stock Exchange under the symbol AOL.

Q. What are some of the strategic advantages that America Online expects to gain from the merger with Time Warner?

A. By combining the leading interactive services and media companies, AOL Time Warner will advance the strategic goals of America Online and Time Warner and will provide the potential for stronger operating and financial results than either company could achieve on its own. America Online's Internet resources will drive the digital transformation of Time Warner's divisions, and Time Warner's resources will advance the development of next-generation broadband AOL Anywhere services, as well as build subscription and advertising and e-commerce growth throughout America Online's brands and products. With leading global brands, cost-efficient infrastructure, technological expertise and a shared vision for the Internet age, the two companies' complementary assets will act as catalysts to accelerate the growth of both subscription and advertising/e-commerce revenues, while also creating whole new business opportunities.

     America Online's success has been guided by the principle that mass market consumers seek convenience, ease-of-use and trusted brands in their Internet experience. AOL Time Warner will have an unmatched ability to provide these through a full range of interactive services delivered across current and emerging platforms. The combined company will be able to lead the next wave of Internet growth as
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     interactivity extends beyond the personal computer to the television, wireless telephone and personal organizers, as well as other Internet-enabled devices--allowing consumers to access the Internet from anywhere and at any time, and making the interactive experience even more convenient and valuable to them.

Q.   How will the merger affect America Online's multiple brand-strategy?

A. America Online believes that combining with Time Warner will dramatically advance America Online's multiple-brand strategy. Time Warner's leading global consumer brands cover the full spectrum of media entertainment and information--reaching from broadcast and cable television to film, music, publishing and the Internet. Together with America Online's family of premier interactive brands, the combined company will have a valuable portfolio of brands to deliver to consumers over multiple platforms.

Q. How will the merger affect America Online's multiple revenue stream strategy?

A. America Online believes the merger will advance America Online's strategy of multiple revenue streams by combining with Time Warner, which has grown its revenues across three major areas that reinforce America Online's: subscriptions, advertising and e-commerce and content. Putting together Time Warner's content properties with America Online's Internet and e-commerce infrastructure, AOL Time Warner will be able to create and distribute e-commerce products and services based on film, cable, broadcast, music, publishing and media properties. Recent successful collaborations to promote "Austin Powers: The Spy Who Shagged Me" with AOL MovieFone and on "You've Got Mail" with Warner Bros. are small examples of what can be achieved in cross-promotion. The merger will expand the opportunities for advertising across platforms and brands, including interactive properties, publishing, cable and broadcast television.
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Q.   How will the merger affect America Online's AOL Anywhere strategy?

A. America Online believes that combining with Time Warner will advance America Online's utilization of technology to extend and enhance its AOL Anywhere strategy to expand Internet communication, interactivity and convenience to devices beyond the personal computer. Time Warner's cable systems will expand the broadband delivery systems for America Online's interactive services and act as a catalyst for the development of AOL Plus- -America Online's next generation multi-media/interactive services--to personal computers. The combination will also further America Online's AOL Anywhere strategy of extending its interactive brands with their hallmark convenience and ease-of-use to new devices through television, wireless telephone and personal organizers as well as other companion devices. The merger will also provide a communications platform that gives AOL Time Warner the capability to offer messaging products and local telephony over cable systems.

Q. What are some of the operating synergies and new business opportunities that America Online believes will benefit AOL Time Warner?

A. America Online believes that the combined company will benefit from substantial operating synergies as well as major new business opportunities. The following are representative potential cost synergies and revenue growth opportunities from the combination with Time Warner:

        . revenue opportunities and synergies in areas such as advertising by providing companies "one stop" shopping for their online as well as print and broadcast media advertising campaigns;

        . increased subscriber growth through cross promotion and marketing opportunities between Time Warner's brands and content and America Online's brands and interactive services;

        . efficiency in marketing across different platforms and distribution systems, including cable, publishing and interactive services;

        . cost synergies in areas such as technology and network infrastructure, direct mail and interactive marketing, use of "evergreen" billing systems, sales forces and other corporate services; and

        . cost efficiencies in launching and operating interactive extensions of Time Warner's brands.
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Q.   What are some of the strategic advantages that Time Warner expects to gain from the merger with America Online?

A. The combination of Time Warner's world-class media brands, subscriber bases and technologically advanced broadband delivery systems with America Online's renowned consumer online brands, subscriber base and extensive Internet infrastructure and expertise will provide AOL Time Warner with strengths and synergies in all its businesses. AOL Time Warner's multiple brands, vast array of content, extensive infrastructure and strong distribution capabilities will provide it with a greater capacity to capitalize on and propel the convergence of media, entertainment and communications than Time Warner (or America Online) alone. There are also strategic benefits of combining Time Warner's broadband infrastructure with America Online's established success in managing consumer migration online. The strategic combination will accelerate the digital transformation of Time Warner by infusing all of Time Warner's businesses with a heightened digital focus.

Q. What are some of the ways in which Time Warner expects the merger to increase the potential for growth?

A. The combination of Time Warner and America Online is expected to strengthen the ability of these companies to generate growth in revenue, earnings before interest, taxes and amortization, or "EBITA," earnings before interest, taxes, depreciation and amortization, or "EBITDA," and cash flow. In particular:

        . America Online's extensive Internet infrastructure is expected to provide a new and expanding distribution medium for Time Warner's popular brands, thereby giving its content businesses increased access to the consumer; and

        . Time Warner's advanced broadband delivery systems are expected to provide an important distribution platform for America Online's interactive services, which is expected to result in incremental subscriber growth.

     In addition:

        . in the music business, AOL Time Warner will bring together Time
          Warner's prestigious labels and roster of established and new artists with America Online's established e-commerce capabilities; and
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        . in the publishing business, cross-marketing opportunities between
          Time Warner's prominent brands and America Online's interactive services are expected to provide new opportunities for subscriber growth.

     Finally, AOL Time Warner will have enhanced advertising and revenue potential due to its ability to offer promotional packages that include both traditional and online components.

Q.   How does Time Warner believe the merger will affect consumers?

A. Time Warner believes that the combination of Time Warner and America Online has the potential to provide increased benefits for consumers. Through the combination of Time Warner's programming capabilities with America Online's Internet capabilities, AOL Time Warner is expected to be able to provide consumers with enhanced access to a broad selection of high quality content and interactive services. In addition, through the cooperative efforts of employees with creative and journalistic talents and employees with technological expertise, AOL Time Warner is expected to offer new and innovative products and services that are particularly suited to interactive media.

Q. How does Time Warner believe that the future of the Internet will be determined?

A. Time Warner believes that the future of the Internet will be determined by companies that are able to take advantage of the distribution channels created by the Internet through providing compelling entertainment and informational content--companies like AOL Time Warner.

Q. What impact does Time Warner expect the merger to have on its financial condition?

A. The combination of Time Warner and America Online is expected to strengthen the financial condition of both Time Warner and America Online.
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Q.   How will the merger impact the digital transformation of Time Warner?

A. The combination of Time Warner with America Online provides Time Warner with an extensive Internet distribution infrastructure in a relatively brief period of time and cost-effective manner. In addition, the combination of Time Warner and America Online accelerates Time Warner's Internet distribution plan by several years and provides significant cost savings with greater distribution capabilities, opportunities for cross-marketing products and potential to offer consumers new and innovative products than would other potential avenues for exploiting the potential of the Internet.

Q.   What is the shared vision for AOL Time Warner?

A. The merger of America Online and Time Warner will create the world's first fully integrated, Internet-powered, media and communications company. The Internet is becoming a critical everyday experience in people's lives. AOL Time Warner will be able to inform, entertain and connect consumers in multiple ways over many hours a day using its one-of-a-kind set of brands-- in both networks and content.

Q.   How will AOL Time Warner create value for its stockholders?

A. AOL Time Warner is expected to generate strong growth along several metrics. For example, AOL Time Warner is expected to have a revenue base of approximately $40 billion in 2001, its first full year of operations. In addition, AOL Time Warner is expected to have EBITDA growth of 30%, resulting in approximately $11 billion of EBITDA in the first year. Although predictions in fast moving industries such as the ones in which AOL Time Warner will operate are complicated, revenues are expected to grow at a rate between 12% and 15%, the EBITDA growth rate is expected to be in the zone of 25% after the first year and AOL Time Warner's free cash flow is expected to grow at a rate of approximately 50%.

     America Online and Time Warner will provide each other's missing pieces, reducing business risk. America Online and Time Warner will act as catalysts on each other's current businesses. For example, Time Warner will provide America Online with broadband capability and branded content. America Online will provide Time Warner with a leading Internet brand that has scale that is based on an economically sound subscription and advertising model.
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Q.   How will AOL Time Warner take advantage of opportunities in the market?

A. The Internet is becoming a necessity for mass market consumers, and Internet usage is continuing to increase. America Online's members are now spending 65 minutes as day online, versus 20 minutes a day three years ago. And industry metrics show that today there are over 600 million IMs, versus 37 million IMs three years ago. This tremendous growth in Internet use will serve as an enabler for the creation of major line extensions and the development of whole new businesses.

     Convenience is a key component in reaching mass market consumers, as mass market consumers tend to seek convenience in their Internet experience. AOL Time Warner will have an unmatched ability to provide convenience through a full range of interactive services delivered across current and emerging platforms.

     As Internet usage increases, branded content will become more important and brands will win the battle for consumer attention.

     The established and habitual relationships that both America Online and Time Warner have developed with their consumers will provide the building blocks that are critical for mass marketing. In addition, these relationships will provide a powerful base for AOL Time Warner to use America Online's and Time Warner's existing businesses to create incremental growth and to launch whole new businesses.

Q. What are some of the reasons you expect the combination of America Online and Time Warner to be successful?
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A.   AOL Time Warner will have an array of world-renowned brands that encompass new digital destinations and vibrant franchises with solid customer relationships. The breadth of these brands--a lineup that includes Time, AOL, CNN, The WB, Netscape, People, Sports Illustrated, Digital City, Cinemax, AOL Moviefone, Cartoon Network, Spinner, AOLCOM, Entertainment Weekly, Winamp and Looney Toons--will give AOL Time Warner an tremendous portfolio. AOL Time Warner will also have over 112 million subscribers.
     In addition, based solely on the reach of Time Warner's network programmings (with over 300 million viewers per week) and magazines (which have a weekly audience of approximately 200 million), AOL Time Warner will have a monetizable footprint for a consumer touch (or a consumer relationship) on a monthly basis of approximately 2-1/2 billion. By including a lot of duplication in the numbers, this monetizable footprint provides several approaches--several understandings--of a particular home that AOL Time Warner can use in cross-selling.

     AOL Time Warner will have access to broad distribution channels that are multi-platform. In particular, Time Warner's cable systems are expected to serve as an incubator for incremental subscriber growth. By providing an important distribution platform of America Online's interactive services, Time Warner's broadband delivery systems are expected to provide a means of using America Online's existing customer base of over 135 million registered users as a foundation for attracting subscribers to new businesses.

     AOL Time Warner will have tremendous scale and financial flexibility and will be able to build on a solid investment-grade balance sheet, substantial cash flow and financial capacity.

     AOL Time Warner will be managed by individuals who have already demonstrated themselves to be among the tops in their fields. They have the capability and the experience to create one of the most respected
     global companies in the world.   More importantly, because all mergers are
     about execution--about people working together to integrate existing businesses and to develop new businesses--through the meetings that have already taken place, employees of both America Online and Time Warner have already indicated that, once America Online and Time Warner are combined, there will be a good "people match" in which all employees work together to expand existing businesses and to develop new businesses.

     Like all successful companies of the future, AOL Time Warner is expected to be a completely integrated company, with multi-platforms to take
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     advantage of new technologies. As a result, AOL Time Warner will be able to extend the growth of America Online's and Time Warner's existing assets and to develop whole new businesses.

Q.   What conditions are there to closing the deal?

A. The principal conditions include federal and foreign regulatory approvals and local regulatory approvals for the transfer of Time Warner cable systems as well as approvals of Time Warner's and AOL's stockholders.

Q.   Do you foresee any regulatory problems?

A. AOL Time Warner doesn't involve the sort of concentration that invites government attention. The Internet can never be controlled by one or two companies, the way television once was. This is the first truly limitless medium in history. Our merger isn't a case of one media company buying another in order to dominate a market. Time Warner doesn't anticipate regulatory challenges.

Q. What percentage of the combined company will the respective shareholders of each company own?

A. When complete, America Online's shareholders will own approximately 55% and Time Warner's shareholders will own approximately 45% of the new company.

Q.   What are the exchange ratios?

A. Under the terms of a definitive merger agreement approved by each company's board of directors, Time Warner and America Online stock will be converted to AOL Time Warner stock at fixed exchange ratios. The Time Warner shareholders will receive 1.5 shares of AOL Time Warner common stock for each share of Time Warner common stock they own. America Online shareholders will receive one share of AOL Time Warner common stock for each share of America Online common stock they own.

     Holders of each series of Time Warner convertible preferred stock will receive one share o a substantially similar series of AOL Time Warner convertible preferred stock for each share of Time Warner convertible preferred stock they own.
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Q.   What accounting treatment will be given to the transaction?

A. The merger will be accounted for as a purchase transaction and is currently expected to be accretive to America Online's cash earnings per share before the amortization of goodwill.

Q.   Will the merger be effected on a tax-free basis to stockholders?

A.   Yes.



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     AOL Time Warner Inc., together with Time Warner Inc. and America Online,
Inc., filed a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. In addition, AOL Time Warner, Time Warner and America Online will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the Commission. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by AOL Time Warner (as well as by America Online and Time Warner) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to: America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone:
(703) 265-2741, e-mail: AOL IR@aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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